Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

The following communication was distributed to employees of Fiat Chrysler Automobiles N.V. on October 31, 2019.

Dear Colleagues,

I want to join Mike Manley in recognizing the importance of this morning’s announcement that we are working towards a merger of our business with Groupe PSA.

There is still much to do to formalise these plans, but already I have been impressed with the hugely positive spirit and energy I’ve seen from both companies’ teams as they have worked to achieve what would be a truly transformative union.

I see an opportunity to create together something very special - a group that combines the capabilities, intelligence and passion of two strong and storied companies, drawing on the very best of both. Our shared purpose is to build a world-leading sustainable mobility group able to capture the many opportunities of a new era.

We have worked hard to ensure that there is a genuine balance in the governance and management of the proposed new group, properly recognizing the strengths of both partners. Standalone, both are wonderful businesses; together we can do even more to meet the rapidly changing need for great new products and innovative mobility solutions.

At FCA, we have created enormous value for our shareholders and equally importantly all our other stakeholders since we came together as a single group with a shared culture.  We’ve done so with integrity, mutual respect and shared values. Great companies are built on their people so this is first and foremost your success and is a huge testament to your skills, hard work and dedication. These are the great strengths you will bring to the even larger combined enterprise we envision.

Once again, on behalf of the Board and also recognising Mike’s extraordinary leadership, I thank you for all you’ve done, are doing and will do in the future to ensure that we excel as a company and make a positive impact on the millions of people whose lives we touch.

As always, buon lavoro!

JE

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. These statements are based on the FCA’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be agreed or consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of the FCA’s control.

FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.
Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.
This communication includes some information on specific transaction proposals that remain subject to discussions and certain approvals and other conditions.
IMPORTANT NOTICE
By reading the above, you further agree to be bound by the following limitations and qualifications:
This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.
This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017, as amended from time to time and as implemented in each member State of the European Economic Area and under French and Dutch law and regulation.
An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (“SEC”). Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.